================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        --------------------------------

                              CARMIKE CINEMAS, INC.
                               (Name of Applicant)

                                1301 First Avenue
                          Columbus, Georgia 31901-2109
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

            Title of Class                                  Amount
            --------------                                  ------

10 3/8% Senior Subordinated Notes Due 2009   Up to a maximum aggregate principal
                                             amount of $154,315,000

                        --------------------------------

Approximate date of proposed public offering: Upon the Effective Date under the Plan (as defined herein), presently anticipated to be on or about January 15, 2001.

                        --------------------------------


                                Martin A. Durant
     Senior Vice President of Finance, Chief Financial Officer and Treasurer
                              Carmike Cinemas, Inc.
                                1301 First Avenue
                          Columbus, Georgia 31901-2109
                     (Name and Address of Agent for Service)


                                 With copies to:

                              George A. Davis, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153



--------------------------------------------------------------------------------

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     general

ITEM 1.  GENERAL INFORMATION.

         (a) The Applicant, Carmike Cinemas, Inc., is a corporation. Certain subsidiaries of the Applicant will guarantee the New Senior Subordinated Notes (defined below).

         (b) The Applicant is a Delaware corporation.

ITEM 2.  Securities Act Exemption Applicable.

         The Applicant intends to offer, under the terms and subject to the conditions set forth in the Disclosure Statement (the "Disclosure Statement") and an accompanying Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (the "Plan") of Applicant and certain of its subsidiaries (collectively, the "Debtors"), copies of which are included as exhibits T3E-1 and T3E-2 to this application, 10 3/8% Senior Subordinated Notes due 2009 (the "New Senior Subordinated Notes"), up to a maximum aggregate principal amount equal to $154,315,000. Because pursuant to the Plan, holders of Subordinated Note Claims have the option to either exchange such claims for equity of the Applicant or New Senior Subordinated Notes, the aggregate principal amount of the New Senior Subordinated Notes will not be known until all such holders have made their election, but in no event will the aggregate principal amount of the New Senior Subordinated Notes be greater than $154,315,000. The New Senior Subordinated Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture"), a copy of which is included as Exhibit T3C to this application.

         The New Senior Subordinated Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's clam against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the New Senior Subordinated Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. Pursuant to the Plan, New Senior Subordinated Notes will be issued to the holders of Subordinated Note Claims in satisfaction of their claims against all of the Debtors. For a more complete description of the New Senior Subordinated Notes, reference is made in the Indenture.

                                  AFFILIATIONS

ITEM 3.  Affiliates.

         (a) Set forth below are all subsidiaries of the Applicant, all of which are wholly owned by the Applicant unless otherwise indicated.

        Eastwynn Theatres, Inc. (AL)
        Wooden Nickel Pub, Inc. (DE)
        Military Services, Inc. (DE)                          80%
        WMT-CKE, LLC                                          50%
        Conway Theatres Company, LLC                          50%
        Video Shawnee Theatres                                50%
        Video Enid Theatres Conventional                      50%
        Video Enid Theatres Drive-Ins                         33.33%

            Item 5 of this Application sets forth the names and addresses of (i) those stockholders of the Applicant holding 10% or more of the Applicant's voting securities as of December 7, 2001 and (ii) those stockholders expected to hold 10% or more of the Applicants voting securities as of the effective date of the Plan (the "Effective Date").

            Except as set forth in Item 5 of this Application, the Applicant's affiliates, including the bases of control with respect thereto, will be unchanged upon the Effective Date.

                             MANAGEMENT AND CONTROL

ITEM 4.  Directors and Executive Officers.

         (a) The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. Except as otherwise noted below, the address for each director and officer listed below is c/o Carmike Cinemas, Inc., 1301 First Avenue, Columbus, Georgia 31901-2109.

         Name                           Office                                 Address
         ----                           ------                                 -------
         C.L. Patrick                   Chairman of the Board of Directors

         Michael W. Patrick             President, Chief Executive Officer
                                        and Director

         F. Lee Champion, III           Senior Vice President, General
                                        Counsel, Secretary and Director

         Martin A. Durant               Senior Vice President of Finance,
                                        Chief Financial Officer and Treasurer

         Fred W. VanNoy                 Senior Vice President of Operations
                                        and Chief Operating Officer

         Anthony J. Rhead               Senior Vice President of Film

         P. Lamar Fields                Senior Vice President of Real Estate

         H. Madison Shirley             Senior Vice President of Concessions
                                        and Assistant Secretary

         Marilyn B. Grant               Vice President of Advertising

         Philip A. Smitley              Assistant Vice President and
                                        Controller

         Denis F. Cronin                Director                               c/o Cronin & Vris, LLP
                                                                               380 Madison Avenue, 24th Floor
                                                                               New York, NY 10017

         Elizabeth C. Fascitelli        Director                               c/o Goldman, Sachs & Company
                                                                               85 Broad Street
                                                                               New York, NY 10004

         Richard A. Friedman            Director                               c/o Goldman, Sachs & Company
                                                                               85 Broad Street
                                                                               New York, NY 10004

         John W. Jordan, II             Director                               c/o Jordan Industries, Inc.
                                                                               875 N. Michigan Avenue, Suite 4020
                                                                               Chicago, IL 60611

         Carl L. Patrick , Jr.          Director                               c/o PGL Entertainment Corporation
                                                                               4423 Glengary Drive
                                                                               Atlanta, GA 30342

         Jane L. Vris                   Director                               c/o Cronin & Vris, LLP
                                                                               380 Madison Avenue, 24th Floor
                                                                               New York, NY 10017

         David W. Zalaznick             Director                               c/o The Jordan Company
                                                                               767 Fifth Avenue, Suite 4800
                                                                               New York, New York 10153

         (b) The following table sets forth the names of those persons chosen to serve as directors of the Applicant's reorganized Board of Directors and executive officers, as of the Effective Date.*

         Name                           Office                                 Address
         ----                           ------                                 -------
         Michael W. Patrick             President, Chief Executive Officer
                                        and Chairman of the Board of Directors

         Martin A. Durant               Senior Vice President of Finance,
                                        Chief Financial Officer and Treasurer

         Fred W. VanNoy                 Senior Vice President of Operations
                                        and Chief Operating Officer

         Anthony J. Rhead               Senior Vice President of Film

         P. Lamar Fields                Senior Vice President of Real Estate

         H. Madison Shirley             Senior Vice President of Concessions
                                        and Assistant Secretary

         Marilyn B. Grant               Vice President of Advertising

         Philip A. Smitley              Assistant Vice President and
                                        Controller

         Denis F. Cronin                Director                               c/o Cronin & Vris, LLP
                                                                               380 Madison Avenue, 24th Floor
                                                                               New York, NY 10017

         Elizabeth C. Fascitelli        Director                               c/o Goldman, Sachs & Company
                                                                               85 Broad Street
                                                                               New York, NY 10004

         Richard A. Friedman            Director                               c/o Goldman, Sachs & Company
                                                                               85 Broad Street
                                                                               New York, NY 10004

         John W. Jordan, II             Director                               c/o Jordan Industries, Inc.
                                                                               875 N. Michigan Avenue, Suite 4020
                                                                               Chicago, IL 60611

         Carl L. Patrick , Jr.          Director                               c/o PGL Entertainment Corporation
                                                                               4423 Glengary Drive
                                                                               Atlanta, GA 30342

         Jane L. Vris                   Director                               c/o Cronin & Vris, LLP
                                                                               380 Madison Avenue, 24th Floor
                                                                               New York, NY 10017

         David W. Zalaznick             Director                               c/o The Jordan Company
                                                                               767 Fifth Avenue, Suite 4800
                                                                               New York, New York 10153

----------
* Additional directors to be designated to serve as of the Effective Date.

ITEM 5.  Principal Owners of Voting Securities.

         (a) Presented below is certain information regarding each person owning 10% or more of the Applicant voting securities as of December 7, 2001.

               Name and                                                                        Percentage of Voting
               --------                                                                        --------------------
       Complete Mailing Address              Title of Class Owned           Amount Owned         Securities Owned
       ------------------------              --------------------           ------------         ----------------
Michael W. Patrick                           Class B Common Stock                    651,913                    25.1%
c/o Carmike Cinemas, Inc.
1301 First Avenue
Columbus, GA 31901-2109

Carl L. Patrick, Jr.                         Class B Common Stock                    543,644                      21%
c/o PGL Entertainment Corporation
4423 Glengary Drive
Atlanta, GA 30342

         (b) Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Applicant voting securities to be outstanding as of the Effective Date.

              Name and                                                                         Percentage of Voting
              --------                                                                         --------------------
      Complete Mailing Address              Title of Class Owned            Amount Owned         Securities Owned
      ------------------------              --------------------            ------------         ----------------
GS Capital Partners III, L.P.                   Common Stock                       4,066,294                    40.7%
c/o Goldman, Sachs & Company
85 Broad Street
New York, NY 10004

John W. Jordan, II                              Common Stock                       1,194,763                    11.9%
c/o Jordan Industries, Inc.
875 N. Michigan Avenue
Suite 4020
Chicago, IL 60611


                                  UNDERWRITERS

ITEM 6.  Underwriters.

         (a) Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this application.

         (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7.  Capitalization.

         (a) (1) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of December 7, 2001.

                            Title of Class                                    Amount Authorized        Amount Outstanding
                            --------------                                    -----------------        ------------------
Class A Common Stock, par value $0.03 per share(1)                                   22,500,000                10,018,287
Class B Common Stock, par value $0.03 per share(2)                                    5,000,000                 1,370,700
Series A Preferred Stock, par value $1.00 per share                                   1,000,000                   550,000



                  (2) The following table sets forth certain information with respect to authorized class of securities of the Applicant, to be authorized, as of the Effective Date.

                            Title of Class                                    Amount Authorized      Amount Outstanding
                            --------------                                    -----------------      ------------------
New Common Stock, par value $0.03 per share(3)                                       20,000,000               9,500,000
Preferred Stock                                                                       1,000,000                       0


         (b) (1) Each share of the Applicant's Class A Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

                  (2) Each share of the Applicant's Class B Common Stock entitles the holder thereof to ten votes on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

                  (3) As of the Effective Date, each share of New Common Stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of Applicant's New Common Stock.

                              INDENTURE SECURITIES

ITEM 8.  Analysis of Indenture Provisions.

         The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

         Events of Default; Withholding of Notice.

         Events of Default under the Indenture occur if: (1) default for 30 days in the payment of any interest on the New Senior Subordinated Notes after such interest becomes due and payable; (2) there is a default in the payment of any principal of, or premium, if any, on the New Senior Subordinated Notes when the same becomes due and payable; (3) the Applicant or any of its Restricted Subsidiaries fails to comply with the restrictions concerning certain payments, incurrence of certain indebtedness and issuance of preferred stock, offer to repurchase the New Senior Subordinated Notes upon a change of control, asset sales, limitations on dividend and other payment restrictions affecting subsidiaries, and merger, consolidation, or sale of assets contained in the Indenture; (4) the Applicant or any of its Restricted Subsidiaries defaults in the observance or performance of any other covenant, representation, warranty or agreement contained in the New Senior Subordinated Notes or the Indenture for 60 days after notice from the Trustee or the holders of at least 25% in aggregate principal amount of the New Senior Subordinated Notes then outstanding; (5) a default occurs under the Plan Trade Payable or any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries, which default (A) is caused by a failure to pay principal of, or interest or premium, if any, on such Plan Trade Payables or

Indebtedness prior to the expiration of the grace period, if any on the date of such default (a "Payment Default") or (B) results in the acceleration of such Indebtedness prior to the express maturity thereof and, in each case, the principal amount of such Plan Trade Payables or Indebtedness, together with the principal amount of any other Plan Trade Payables or such Indebtedness which has so had a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more; (6) a final judgment or final judgments for the payment of money are entered by a court or courts of competent jurisdiction against the Applicant or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 60 consecutive days, provided that the aggregate of all such undischarged judgments exceeds $10.0 million; (7) the Applicant or any Subsidiary pursuant to or within the meaning of any bankruptcy law, other than the Plan and the proceedings related thereto: (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case or proceeding, (C) consents to the appointment of a custodian of it or for all or substantially all of its property, (D) makes a general assignment for the benefit of its creditors or (E) generally is not paying its debts as they become due; (8) a court of competent jurisdiction enters an order or decree under any bankruptcy law that remains unstayed and in effect for 60 consecutive days and: (A) is for relief against the Applicant or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary in an involuntary case, (B) appoints a custodian of the Applicant or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary or for all or substantially all of the property of the Company or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary, or
(C) orders the liquidation of the Applicant or any of its Significant Restricted Subsidiaries or any group of Restricted Subsidiaries that, taken as a whole, would constitute a Significant Restricted Subsidiary; and (9) except as permitted by the Indenture, any Note Guarantee of any Significant Restricted Subsidiary is held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor that is a Significant Restricted Subsidiary, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under such Guarantor's Note Guarantee.

         The Trustee may withhold from holders of the New Senior Subordinated Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         Authentication and Delivery of New Secured Notes; Application of Proceeds.

         The New Senior Subordinated Notes shall be executed on behalf of the Applicant by two Officers (as this term is defined in the Indenture) of the Applicant. Such signatures may be either manual or facsimile. The Applicant's seal shall be reproduced on the New Senior Subordinated Notes and may be in facsimile form. If an Officer whose signature is on a New Senior Subordinated Note no longer holds that office at the time the Trustee authenticates the New Senior Subordinated Note or at any time thereafter, the New Senior Subordinated Note shall be valid nevertheless.

         A New Senior Subordinated Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent. The New Senior Subordinated Notes shall be issuable only in denominations of $1,000 and integral multiples thereof. The Trustee shall issue New Senior Subordinated Notes upon a written order of the Applicant signed by two Officers. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate New Senior Subordinated Notes. An authenticating agent may authenticate New Senior Subordinated Notes whenever the Trustee may do so.

         There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Senior Subordinated Notes because the New Senior Subordinated Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

         Release or Release and Substitution of Property.

         In the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all the Capital Stock of any Guarantor, in each case to a Person that is not (either before or after giving effect to such transactions) a Subsidiary of the Company, then such Guarantor (in the event of a sale or other disposition, by way of merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all or substantially all of the assets of such Guarantor) will be released and relieved of any obligations under its Note Guarantee. Upon delivery by the Applicant to the Trustee of an Officers' Certificate and an Opinion of Counsel to the effect that such sale, other disposition or designation was made by the Company in accordance with the provisions of this Indenture, the Trustee shall execute any documents reasonably required in order to evidence the release of any Guarantor from its obligations under its Note Guarantee.

         Any Guarantor not released from its obligations under its Note Guarantee shall remain liable for the full amount of principal of and interest on the Notes and for the other obligations of any Guarantor under the Indenture.

         Satisfaction and Discharge of the Indenture.

                  (i) The Applicant and the Guarantors may terminate their obligations under the New Senior Subordinated Notes, the Guarantees and the Indenture, except the obligations referred to in paragraph (ii) hereof, if the Applicant has paid and discharged the entire Indebtedness represented by the outstanding New Senior Subordinated Notes or deposited all required sums under the Indenture with the Trustee.

                  (ii) Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Applicant in Article 2 (including Replacement of Senior Subordinated Notes under Sections 2.7), Section 4.02 (Maintenance of Office or Agency), Section 7.07 (Compensation and Indemnity), and Article 8 (Legal Defeasance and Covenant Defeasance) of the Indenture shall survive.

         Statement as to Compliance.

         The Applicant and each Guarantor (to the extent that such Guarantor is so required under the TIA) shall deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

          So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to the Indenture shall be accompanied by a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of
Article 4 of the Indenture or Article 5 of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any person for any failure to obtain knowledge of any such violation.

         The Applicant will, so long as any of the New Senior Subordinated Notes are outstanding, deliver to the Trustee, forthwith upon, but in any event within five Business Days, of any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

ITEM 9.  Other Obligors.

         The Applicant's obligations with respect to the New Senior Subordinated Notes will be guaranteed by the Applicant's Domestic Restricted Subsidiaries (as defined in the Indenture), which shall be Eastwynn Theatres, Inc., Wooden Nickel Pub, Inc., and Military Services, Inc. on the issue date.

Contents of Application for Qualification. This Application for Qualification comprises--

         (a)      Pages numbered 1 to 12, consecutively (including an attached
                  Exhibit Index).

         (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

                  Exhibit T3A-1     Amended and Restated Articles of
                                    Incorporation of Applicant (incorporated by reference to the Applicant's Form 10-K for the year ended December 31, 1998).

                  Exhibit T3B-1     Amended and Restated Bylaws of
                                    Applicant (incorporated by reference to the Applicant's Form 10-K for the year ended
                                    December 31, 2000).

                  Exhibit T3C*      Form of Indenture between Applicant, the
                                    Guarantors and the Trustee.

                  Exhibit T3D       Not Applicable.

                  Exhibit T3E-1*    Disclosure Statement for Debtors'
                                    Joint Plan of Reorganization, dated November
                                    14, 2001.

                  Exhibit T3E-2*    Debtors' Joint Plan of Reorganization
                                    Under Chapter 11 of the Bankruptcy Code, dated November 14, 2001.

                  Exhibit T3F*      Cross reference sheet showing the
                                    location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                                    Indenture Act of 1939 (included as part of Exhibit T3C).

                  Exhibit T3G*      Statement of eligibility and qualification
                                    of the Trustee on Form T-1.





--------------------------------
*        Filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Carmike Cinemas, Inc., a Delaware corporation, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Columbus, and State of Georgia, on the 10th day of December, 2001.


                                     CARMIKE CINEMAS, INC.

                                     By: /s/ Martin A. Durant
                                        ------------------------------------
                                     Name:  Martin A. Durant
                                     Title: Senior Vice President


Attest:  /s/ F. Lee Champion, III
         ---------------------------
Name:    F. Lee Champion, III
Title:   Secretary

                                  Exhibit Index
                                  -------------


Exhibit No.                Description
-----------                -----------

Exhibit T3A-1     Amended and Restated Articles of Incorporation of Applicant
                  (incorporated by reference to the Applicant's Form 10-K for the year ended December 31, 1998).

Exhibit T3B-1     Amended and Restated Bylaws of Applicant (incorporated by
                  reference to the Applicant's Form 10-K for the year ended
                  December 31, 2000).

Exhibit T3C*      Form of Indenture between Applicant, the Guarantors and the
                  Trustee.

Exhibit T3D       Not Applicable.

Exhibit T3E-1*    Disclosure Statement for Debtors' Joint Plan of
                  Reorganization, dated November 14, 2001.

Exhibit T3E-2*    Debtors' Joint Plan of Reorganization Under Chapter 11 of the
                  Bankruptcy Code, dated November 14, 2001.

Exhibit T3F*      Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310
                  through 318(a), inclusive, of the Trust Indenture Act of 1939
                  (included as part of Exhibit T3C).

Exhibit T3G*      Statement of eligibility and qualification of the Trustee on
                  Form T-1.


--------------------------------
*        Filed herewith.